PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

February 15, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

ATTENTION:  Ms. Tracey Houser

RE:

Human Pheromone Sciences, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed March 29, 2007

Forms 10-QSB for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and September 30, 2007

File No. 0-23544

Dear Ms. Houser:

This letter is in response to a letter dated January 24, 2008 to Human Pheromone Sciences, Inc. (the “Company”) regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2006 and Forms 10-QSB for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.  Set forth below are the Company’s responses to the comments contained in the Staff’s letter.  For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s response.

Item 1.  Summary of Significant Accounting Policies, 21

Revenue Recognition, page 22

1.

Comment:  We note your response to comment 2 in our letter dated December 21, 2007.  However it remains unclear how you determined that all three deliverables for the PPC agreement meet the criteria in EITF 00-21 for separate units of accounts.  Please provide us with a more comprehensive analysis of paragraph 9 of EITF 00-21 including the guidance in paragraphs 11-16 of EITF 00-21 regarding your determination of the fair value of each deliverable.  Please also note Example 6 in Exhibit 00-21B in relation to your analysis of the PPC arrangement.  Please ensure your analysis addresses each of the following, at a minimum:

A.

You have provided PPC with a license to use your patented compounds as the basis for products PPC intends to develop in sell.  You also state that as part of the license agreement, you are providing technical services/proprietary information to PPC to aid in PPC’s development of the licensed compounds into saleable products including guidance on upgrading PPC’s manufacturing facility to then manufacture the developed products.  As such, it is unclear how these two deliverables have stand alone value, as it would appear that another entity would be unable to provide PPC with the propriety information about your patented compounds that it is licensing from you from another entity.  Further, it is unclear how the license for the patented compounds has standalone value to PPC without the proprietary information from you to facilitate PPC in developing a product containing the patented compounds.

B.

Please tell us whether you have previously provided proprietary information to a customer regarding your patented compounds without also obtaining a licensing agreement for the patented compounds from the customer.

C.

Please tell us whether you have or have had a licensing agreement for your patented compounds in which you did not also provide technical support and /or proprietary information to aid the licensing customer in developing a saleable product containing the patented compounds.  In this regard, we note that you have a licensing agreement with Schwarzkopf & Henkel for your patented technology for which you state you are not providing any discernable service.  It is unclear how this licensing agreement compares to your licensing agreement with PPC.

D.

Please provide a more detailed explanation as to how you determined the fair value of each of the deliverables based on the guidance provided in paragraphs 11-16 of EITF 00-21.  For example, it is unclear to us how you determined that the fair value of licensing your two patented compounds based on prevailing royalty rates and expected run-rates for the products that might be developed is considered “objective and reliable evidence of fair value.”   In addition, it is unclear where or how the “prevailing royalty rates” came from or was developed based on your response.  Finally, paragraph 16 of EITF 00-21 notes that contractually stated prices for individual products or services should not be presumed to be representative of fair value.

Item 1: Revenue Recognition PPC License

Response:  A more detailed analysis of the Company license with Personal Products Company (“PPC”), specifically as to the application of EITF 00-21 “Revenue Arrangements with Multiple Deliverables” is being presented as requested.

Pursuant to the license agreement entered into on August 18, 2006, the Company granted to PPC (a) access to the Company’s “licensed know-how” related to its patented products (b) an exclusive right of first discussion regarding collaboration on future innovations in the use of compounds in products that are sold to the general consumer, and (c) exclusive license for the use of its patented products in specific fields and specific sales channels.

On a standalone basis, the benefits to PPC and its other Johnson & Johnson affiliates of the right of first discussion are as follows:

In order to qualify as stand alone value, we believe that the right of first discussion being acquired by PPC would have to have value outside of the context of the technical services and proprietary information being delivered and the exclusive use license being granted for the two existing patented compounds.  PPC is the sole beneficiary of this exclusivity agreement since they will have exclusive rights to all new findings and the ninety days to negotiate a license with the Company on all new compounds presented by the Company.

On a standalone basis, the benefits to PPC and its other Johnson & Johnson affiliates of the license agreement for licensed compounds are as follows:

In order to qualify as stand alone value, we believe that the licensed compounds being acquired by PPC would have to have value outside of the context of the technical services, meaning that the they could be manufactured (or acquired from other chemical suppliers), taken to market and sold without the proprietary information included in that component of the contract. PPC has the exclusive right to use the compounds in specific fields that are protected under our use patents.

Item #1 and 1A: Stand alone value of technical services/proprietary information and the patented compounds.

On a standalone basis, the benefits to PPC and its other Johnson & Johnson affiliates of the Technical Services and Proprietary information, are as follows:

In order to qualify as having stand alone value, we believe that the technical services and propriety information being acquired by PPC would have to have value outside of the context of the licensed compounds associated with the license agreement.  We believe that there is demonstrable value in the technical services and proprietary information purchased by PPC independent of the licensed compounds because these services/information can be used by PPC to improve processes and systems used to manufacture and develop products not contemplated or included in the licensed compounds agreement.

PPC and its other Johnson & Johnson affiliates can apply, as appropriate, this knowledge to expand its applicability and patented technology to products outside of those included in the agreement with PPC.  These could include OTC pharmaceuticals (over-the-counter pharmaceuticals), nutraceuticals, pharmaceuticals and other products not covered under our use patents.  With the worldwide resources of PPC and their parent company, and the information sharing abilities that are in place within the organization there is a benefit to PPC to have as much technical information as possible delivered to them for potential product development outside of this agreement.

In addition, we granted PPC access to our contract manufacturer and to our proprietary manufacturing advances developed to manufacture the licensed compounds.  This information will enable PPC and its other Johnson & Johnson affiliates to apply the cost and time saving efficiencies to any of their compounds, not just the compounds covered by our license.   With this information PPC and its other Johnson & Johnson affiliates will have the ability to manufacture the compounds directly, contract with our existing contractor directly or contract with another manufacturer using these processes, thereby negating the need for significant investment in manufacturing process development, which results in reduced product manufacturing costs and higher returns on the goods produced.

All of our licensees and customers receive the same published data that was provided to PPC.  Proprietary knowledge is not required in order to effectively use the compounds in developing new products.  The additional information and assistance of the Company personnel being required by PPC is not necessary for them to successfully include our technology as a component of their product(s), as evidenced by sales to the Company’s other licensees and customers.

Item #1B: Providing propriety information to other customers without also obtaining a licensing agreement:

The Company has not previously provided any detailed proprietary information to our  customers.  The Company has always manufactured and supplied the compounds directly to its customers.  As such, the Company has treated all of these other arrangements purely as supply or licensing agreements.

Item #1C:  Have we previously had a license agreement for patented compounds in which we did not also provide technical support?

Previous customers, including Schwarzkopf & Henkel, have all received the same non-proprietary information when requested.   For these customers, articles published in scientific journals and the data contained in Material Safety Data Sheet (MSDS) information have been adequate for their needs.  PPC and affiliated scientists and researchers have required extensive time to examine all aspects of the compounds, results of previous tests performed, statistical analysis and similar detailed information for work performed as far back as twelve or more years.  This type of proprietary detailed consultation has not previously been required by or provided to any other company with whom the Company has had a relationship and this required information is unique to PPC, for their own use.

An additional point of differentiation is the amount of initial payment made by PPC, $1.75 million, versus $20,000 by Schwarzkopf & Henkel.  Both agreements require royalty payments for the use of the patented compounds, however, PPC contains these two other “units of accounts” components, technical services/proprietary information and right of first discussion, which they have paid for with the increased initial payment.

Item #1D: Fair value of each deliverable:

Technical services and proprietary information

With respect to the fair value of the services being provided to PPC, the Company has taken a conservative approach to the amount of $129,100 calculated as to the value of providing these services.  In order to provide PPC with this formerly proprietary data the valuation represents the estimated the amount of time and direct expenses that Company employees and consultants would incur to provide the information to PPC.   Our costs with a mark-up, similar to the mark-up applied to contracts between corporations and research universities,  were used to approximate a third party billing scenario for scientific consulting services.   The Company compared the valuation to third party quotes for services it has received and determined that the Company’s rate is less than what third parties would charge for similar services. The Company preferred to use this lower valuation as it was more conservative and reflects the actual cost to the Company.

Right of first discussion

Determination of the fair value of the undelivered services being provided to PPC.  The Company is not in the business of providing scientific research, analysis and testing to third parties.  However, the Company does conduct its own research and testing for its compounds.  Specific tests that PPC would like to see completed before licensing discussions could commence were evaluated.  The Company calculated (based on actual quotes the Company received and direct costs to be incurred plus a mark-up, similar to the mark-up applied to contracts between corporations and research universities) that $789,150 was the value associated with PPC obtaining additional information and deferring any licensing discussions.  The quoted costs for services have been consistent with the actual costs incurred for tests conducted to date.

Exclusive use license

The Company used the residual method to calculate the initial $831,750 license fee amount.  The initial payment of $1,750,000 was reduced by the value of the two undelivered items, licensed know-how $129,100 and exclusive right of first discussion $789,150.  The $831,750 license fee payment is being recognized, on a straight-line basis, over the remaining life of the patents, sixty-seven months from the date the agreement with PPC was signed.  . The Company confirms that it will include this disclosure in future filings.

2.

Comment:  Please provide us with the following additional information regarding your licensing agreements:

A.

 The amount of revenue you recognized for each of the three deliverables you identified for the PPC agreement during fiscal year 2006 and for the nine months ended September 30, 2007.

B.

The date you began recognizing revenue for the exclusive right of first discussion deliverable.  Please also disclose this date in future filings.

C.

A rollforward of total deferred revenue (combining both current and noncurrent) from December 31, 2006 to September 30, 2007 that separates out the changes by each deliverable for the PPC agreement and the license fee for the Schwarzkopf & Henkel agreements.

The following table summarizes the deferred revenue activity since the signing of the PPC license on August 18, 2006, including (i) the amount of revenue the Company recognized for each of the three deliverables identified for the PPC agreement during fiscal year 2006 and for the nine months ended September 30, 2007 and (ii) rollforward of total deferred revenue (combining both current and noncurrent) from December 31, 2006 to September 30, 2007 that separates out the changes by each deliverable for the PPC agreement and the license fee for the Schwarzkopf & Henkel agreements.  The Company began recognizing revenue from all three units during the quarter ending September 30, 2006 and the Company will disclose this date in future filings.

Table of Deferred Revenue Recognition

Roll forward of Deferred Revenue by License (in thousands):
	PPC License			S & H
	Support	Rights	License	License	Total

Total deferred revenue - June 30, 2006	$-	$-	$-		$-

Payment received - PPC	129	789	832		1,750
Revenue recognized	(8)	(30)	(19)		(57)

Balance deferred revenue - September 30, 2006	121	759	813		1,693

Revenue recognized	(7)	(82)	(37)		(126)

Balance deferred revenue - December 31, 2006	114	677	776		1,567

Adjustment to valuation	(33)	33			-
Revenue recognized	(21)	(77)	(37)		(135)

Balance deferred revenue - March 31, 2007	60	633	739		1,432

Payment received - Schwarkopf & Henkel (S & H)				20	20
Revenue recognized	(5)	(77)	(37)	(1)	(120)

Balance deferred revenue – June 30, 2007	55	556	702	19	1,332

Revenue recognized	(18)	(86)	(37)	(2)	(143)

Balance deferred revenue - September 30, 2007	$37	$470	$665	$17	$1,189

Current and non-current
Current portion	$-	$15	$149	$7	$171
Non-current	37	455	516	10	1,018
Balance deferred revenue - September 30, 2007	$37	$470	$665	$17	$1,189

In summary, the PPC license is not similar to any of the other license or customer sales made by the Company.  PPC is receiving detailed, proprietary information and specific services that only they could benefit from.  The values assigned to the components of the agreement may represent a conservative valuation for the undelivered portions of the agreement but the revenue recognition will more accurately reflect the Company’s actual operating results. We believe that the Company has evaluated and complied with the requirements of EITF 00-21 for multi deliverables.

The undersigned acknowledges the following:

•

We are responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (408) 938-3030 with questions or our legal counsel, Marina Remennik of Heller Ehrman, LLP, at (650) 324-7096.

Very truly yours,

/s/ William P. Horgan

Chairman and Chief Executive Officer

cc:

Marina Remennik